SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA) ◆ (ALSO ADMITTED IN ENGLAND & WALES) ~ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)	FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
August 20, 2018

Confidential

Ms. Celeste Murphy

Mr. Courtney Lindsay

Mr. Robert Littlepage

Ms. Kathryn Jacobson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	LingoChamp Inc.

Response to the Staff’s Comment on the Draft Registration Statement

on Form F-1 Confidentially Submitted on August 9, 2018

CIK No. 0001742056

Dear Ms. Murphy, Mr. Lindsay, Mr. Littlepage and Ms. Jacobson:

On behalf of our client, LingoChamp Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 16, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 9, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

August 20, 2018

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted Annex A.

The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.	We note that you added disclosure stating that according to iResearch you developed China’s first artificial intelligence English teacher. Please provide the underlying support for this statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 and has enclosed as Annex A hereto the relevant portions of the industry report from iResearch, supporting the corresponding statement in the Revised Draft Registration Statement.

*            *             *

Securities and Exchange Commission

August 20, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Yi Wang, Chairman of the Board of Directors and Chief Executive Officer,

LingoChamp Inc.

Bin Yu, Chief Financial Officer, LingoChamp Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

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